# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ASSEMBLY BIOSCIENCES, INC., CIK 0001426800
CUSIP: 045396108
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 05/22/2026
Amends the filing with accession number 0001123292-25-000353
Filed by CIK 0000882095
Persons authorized to receive notices and communications: Gilead Sciences, Inc., 333 Lakeside Drive, Foster City, California (CA), 94404, 650-574-3000

## Reporting persons
- GILEAD SCIENCES, INC. (CIK 0000882095): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,977,089; shared voting power 0; sole dispositive power 4,977,089; shared dispositive power 0; aggregate amount beneficially owned 4,977,089 (25.1% of the class)
  Comment: Comment relating to row 13: Based upon 19,816,995 shares of Common Stock of the Issuer issued and outstanding immediately following the closing of the Issuer's most recent public offering, including 19,250,955 shares as disclosed in the prospectus supplement (the "Prospectus Supplement") and an additional 566,040 shares issued pursuant to the underwriters' option to purchase additional shares as reported in the Current Report on Form 8-K (the "Form 8-K"), each filed with the Securities and Exchange Commission (the "SEC") on May 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: ASSEMBLY BIOSCIENCES, INC.
Address of issuer's principal executive offices: Two Tower Place, 7th Floor, South San Francisco, California (CA), 94080
Comment: This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed by the Reporting Person with the SEC on October 25, 2023, as amended by Amendment No. 1 filed with the SEC on June 20, 2024, Amendment No. 2 filed with the SEC on December 23, 2024 and Amendment No. 3 filed with the SEC on August 12, 2025 (as amended by Amendment No. 4, the "Schedule 13D"), which relates to the Common Stock of the Issuer. Unless otherwise indicated, all capitalized terms used herein shall have the meanings set forth in the Schedule 13D and, unless amended hereby, all information previously disclosed remains unchanged.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) is amended and restated to read as follows:

The principal business of the Reporting Person is to develop and commercialize innovative medicines in areas of unmet medical need and engage in any other activity or business lawfully carried on by a corporation organized under the laws of the State of Delaware.

The directors and executive officers of the Reporting Person are set forth on Exhibit 99.1 filed herewith. Exhibit 99.1 sets forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Person, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.
Citizenship:
Item 2(f) is amended and restated to read as follows:

The jurisdiction of organization of the Reporting Person is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Exhibit 99.1 is set forth on Exhibit 99.1.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended to add the following paragraph immediately following the last paragraph:

On May 26, 2026, Gilead purchased 471,698 shares of Common Stock from the Issuer in an underwritten public offering. The total consideration for such purchase was approximately $12,499,997 million and such consideration was obtained from the available cash resources of Gilead.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated to read as follows:

Number of shares beneficially owned: Gilead Sciences, Inc. - 4,977,089 Shares
Percent of class: Gilead Sciences, Inc. - 25.1%

The percent ownership was calculated based on 19,250,955 shares of Common Stock of the Issuer issued and outstanding immediately following the closing of the Issuer's most recent public offering, as disclosed in the Prospectus Supplement. based on 19,816,995 shares of Common Stock of the Issuer issued and outstanding immediately following the closing of the Issuer's most recent public offering, including 19,250,955 shares as disclosed in the Prospectus Supplement and an additional 566,040 shares issued pursuant to the underwriters' option to purchase additional shares as reported in the Form 8-K.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated to read as follows:

(i) Sole power to vote or to direct the vote: Gilead Sciences, Inc. - 4,977,089 shares
(ii) Shared power to vote or to direct the vote: Gilead Sciences, Inc. - 0 shares
(iii) Sole power to dispose or to direct the disposition of: Gilead Sciences, Inc. - 4,977,089 shares
(iv) Shared power to dispose or to direct the disposition of: Gilead Sciences, Inc. - 0 shares

To the best knowledge of the Reporting Person, none of the individuals listed on Exhibit 99.1 beneficially owns any of the Issuer's Common Stock.

The Reporting Person beneficially owns a warrant to purchase 179,500 shares of Common Stock (the "2024 Warrant") that was acquired from the Issuer on June 17, 2024, the Series A Warrant, and the Series B Warrant (collectively, the "Warrants"). Each of the Warrants is subject to a limitation pursuant to which the Reporting Persons may not exercise such Warrant if such exercise would cause the Reporting Person to beneficially own Common Stock in an amount exceeding the "Beneficial Ownership Limitation" (as defined in such Warrant) then in effect. The Beneficial Ownership Limitation with respect to each Warrant is subject to adjustment upon 61 days' notice by the holder of such Warrant to the Issuer and, as of the date of this Amendment No. 3, was 19.99% of the number of shares of Common Stock outstanding. As a result, none of the aggregate of 2,475,420 shares of Common Stock underlying the Warrants are deemed to be beneficially owned by the Reporting Persons.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated to read as follows:

Except as reported in this Amendment No. 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the individuals listed on Exhibit 99.1 have effected any transactions in the Common Stock during the past sixty (60) days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - List of Executive Officers and Directors of Gilead Sciences, Inc.

## Signatures
- GILEAD SCIENCES, INC.: /s/ Andrew D. Dickinson, Andrew D. Dickinson, Chief Financial Officer (05/27/2026)